Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

September 11, 2017 and the Prospectus dated July 17, 2017

Registration No. 333-219323

Pricing Term Sheet

Fixed-To-Floating Rate Cumulative Perpetual Preferred Stock, Series A

Issuer:	General Motors Financial Company, Inc.

Trade Date:	September 13, 2017

Settlement Date:	September 20, 2017 (T+5)*

Form of Offering:	SEC Registered (Registration No. 333-219323)

Security:	Fixed-To-Floating Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 (“Series A Preferred Stock”)

Size:	$1,000,000,000 (1,000,000 Series A Preferred Shares).

Liquidation Preference:	$1,000.00 per share plus accumulated and unpaid dividends.

Term:	Perpetual, unless redeemed by the Issuer on or after September 30, 2027.

Dividend Rate (Cumulative):	At a rate per annum equal to 5.750% from the date of issuance to, but excluding, September 30, 2027, and thereafter at a floating rate per annum equal to three month U.S. dollar LIBOR on the related dividend determination date plus 3.598%.

Dividend Payment Dates:	Semi-annually in arrears on March 30 and September 30 of each year, commencing on March 30, 2018 and ending on September 30, 2027, and thereafter quarterly in arrears on the on March 30, June 30, September 30 and December 30 of each year.

Day Count:	From the date of issuance to, but excluding, September 30, 2027, 30/360, and from, and including September 30, 2027, Actual/360.

Optional Redemption:	The Issuer may redeem the Series A Preferred Stock at its option, in whole or in part, from time to time, on any dividend payment date on or after September 30, 2027, at a redemption price equal to $1,000 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption.

Public Offering Price:	$1,000.00 per share

Underwriting Discounts and Commissions	$15.00 per share

Listing:	The Series A Preferred Stock will not be listed for trading on any stock exchange.

CUSIP/ISIN:	37045X CA2 / US37045XCA28

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers	Citigroup Global Markets Inc. J.P. Morgan Securities LLC

* Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series A Preferred Stock on the date of pricing or on the next two succeeding business days will be required, by virtue of the fact that the Series A Preferred Stock initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Preferred Stock who wish to trade the Series A Preferred Stock on the date of pricing of the Series A Preferred Stock or on the next two succeeding business days should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC at 1-800-645-3751.

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